UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Imperial Chemical Industries PLC ———————————————————————————————————
(Translation of registrant’s name into English)

20 Manchester Square London W1U 3AN
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Chemical Industries PLC

Date: 4 June 2007	By:	Andy M Ransom
	Name:	Andy M Ransom
	Title:	General Counsel and Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	1st quarter results
99.2	Acquisition
99.3	Amendment to circular
99.4	Voting table
99.5	AGM statement
99.6	AGM statement
99.7	Director/PDMR holding
99.8	Delisting announcement
99.9	Voting rights and capital